February 26, 2025

Sean Hsieh
Chief Executive Officer of Concreit Inc.
CONCREIT FUND I LLC
1201 3rd Avenue, Suite 2200
Seattle, Washington 98101

        Re: CONCREIT FUND I LLC
            Amendment No. 3 to
            Offering Statement on Form 1-A
            Filed January 31, 2025
            File No. 024-12457
Dear Sean Hsieh:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2025 letter.

Amendment No. 3 to Form 1-A filed on January 31, 2025
General

1.     We note your response to comment 1 and your statement in the risk factor
   Risks
       Related to Compliance and Regulation    that    the offers and sales of
our Investor
       Shares during such period could cause adverse regulatory findings that may affect the
       Offering   s qualification.    Revise your risk factor to eliminate all
mitigating language.
       Clearly explain that the Regulation A exemption may have been unavailable for your prior offering not only because of the three-year limitation in the Securities Act Rule
       251(d)(3)(i)(F) but also in light of the Rule 252(f)(2)(i) requirement that you update your financial statements after one year. Disclose the risk that you may be subject to related claims for rescission or damages if no other Securities Act exemption is
 February 26, 2025
Page 2

       available for those sales and quantify in the revised risk factor the amount of securities you sold. Please also revise this risk factor heading to expand on the consequences of your securities being offered and sold without a possible Securities Act exemption available for those offers and sales.
2.     We note your response to comment 2. We also note that you have presented the
       Principal Securityholders section, on page 41, as of June 30, 2024. As previously requested, the information in the Principal Securityholders section needs to be as of the most recent practicable date. Please revise as appropriate.
3.     We note your response to comment 3 where you state that    Item 6 has
been updated
       and that you have revised Item 6 in Part I of Form 1-A to indicate you have not issued any unregistered securities within the last year. We also note your prior cover page had indicated as of May 31, 2024, you had issued and sold 13,542,002 investor shares, in the Form 1-A filed on December 19, 2024, and your revised cover page now indicates that as of June 30, 2024, you had issued and sold 13,816,713 investor shares.
       It appears you have issued and sold at least 274,711 investor shares between May 31,
       2024, and June 30, 2024. Please revise Item 6 in Part I of Form 1-A as appropriate.
Cover page

4. We note your response to comment 4. Please revise to briefly address the aggregate share ownership limit and investor share ownership limit along with other material ownership or transfer limitations.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

5. We note your response to comment 8. We also note that you have deleted the results of operations and the liquidity and capital resources disclosure for the fiscal years ended December 31, 2023, and December 31, 2022. Please note that Item 9 in Part II
       of Form 1-A requires the company to    Discuss the issuer   s financial
condition,
       changes in financial condition and results of operations for each year and interim
       period for which financial statements are required   .    Please revise
your disclosures
       as required.
Prior Performance Summary, page 55

6. We note your statement that as of June 30, 2024, "we've raised over $12 million through this public Regulation A offering, bringing in over 10,000 investors through the Concreit Platform." We note that the amount raised increased from $8.5 million as of November 1, 2024, in the last filing to $12 million as of June 30, 2024 in this filing.
       Please advise us of the Regulation A offering you are referencing and the company that offered the securities.
Reinvestment Plan, page 65

7. We note your response to comment 10. Please disclose how the reinvestment plan and
       the bonus program work. We also note your statement that    [m]ore
details on how the
       program works can be found on our website at https://www.concreit.com/legal/
       instant-earn." We may have additional comments.
 February 26, 2025
Page 3

Plan of Distribution, page 90

8. Please clarify when the first settlement will occur with the current offering.
Part III - Exhibits, page 95

9. We note your response to comment 13. Please file a revised opinion of counsel as to the legality of the securities covered by the Offering Statement as required by Item
       17(12) of Form 1-A, Part III. In this regard, we note that Exhibit 12.2 does not address the $73,082,617 in Investor Shares. Additionally, the opinion does not address whether the investor shares will be non-assessable. Please file a signed and dated legality opinion as to the legality of all securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-
       assessable. Please refer to Staff Legal Bulletin 19 for additional guidance.
Interim Financial Statements, page F-1

10. We note that you revised the statements of financial condition to present a balance sheet as of June 30, 2024 and a balance sheet as of June 30, 2023. Please revise your statements of financial condition to present a balance sheet as of the end of your most recent fiscal quarter (i.e., as of June 30, 2024) and a balance sheet as of the end of the preceding fiscal year (i.e., as of December 31, 2023) as you previously presented on page F-1 of Amendment No. 2 to Form 1-A. Please refer to
Item 8-03 of
       Regulation S-X.
11. We note your response to our prior comment 12 and your revisions to your offering circular. We note that your statements of members' equity currently presents the twelve month period ended June 30, 2024 along with the twelve month period ended
       June 30, 2023. Please revise your statements of members' equity to reflect the six month period ended June 30, 2024 along with the six month period ended June 30,
       2023 (i.e.., a rollforward from December 31, 2023 to June 30, 2024 along with a rollforward from December 31, 2022 to June 30, 2023). Additionally, update the disclosures on F-13 to reflect the updated six-month period information. Please refer to Item 8-03 of Regulation S-X.
       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Saher Hamideh, Esq.